April 27, 2009 (as modified on April 28, 2009)

VIA EMAIL

Mr. Michael L. Kosoff

Staff Attorney

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re.:	Hartford Life & Annuity Insurance Company
Separate Account VL II
Initial Registration Statement on Form N-6
File Nos. 333-155092; 811-07273

Hartford Life Insurance Company
Separate Account VL II
Initial Registration Statement on Form N-6
File Nos. 333-155096; 811-07271

Dear Mr. Kosoff:

Thank you for your follow-up comments on the above captioned filings.  Below please find our responses.  We are hoping to file the pre-effective amendment on May 1, 2009 and seek an effective date of May 5, 2009.  Please note that we have eliminated all references to the Joint Term Insurance /Life Access Rider from the prospectus as we will no longer be offering this benefit with this product.

Comment 7(b):  With regard to the Cost of Insurance charge, please confirm that the higher cost of insurance associated with substandard risks is reflected in the maximum charge listed in the fee table.

Original Reponses:  We look at Preferred Plus non-nicotine, Preferred non-nicotine, Standard non-nicotine, Preferred nicotine and Standard nicotine risk classes when determining the lowest and highest categories.  The representative insured is based on the risk class determined by demographics. But we do not apply a table rating (substandard rating) to any of the rates.

Follow-Up Comment: The response seems to state that a substandard rating does not apply to the maximum fee.  The maximum fee should reflect any substandard rating in the maximum column of the fee table.

Follow-Up Response:  We will revise the fee table to include substandard ratings in the maximum column.

Comment 10:  Overloan Protection Rider (p. 30)

a.      Please disclose the benefit to the investor of exercising the rider.  Presumably the rider operates to protect the investor against an adverse outcome or situation.  Please describe that adverse outcome or situation (e.g., is the rider’s purpose to avoid tax liability?).

b.      Please explain what the “reduced death benefit” is under this rider.

c.      Please describe the terms and limitations of the rider in the prospectus.

d.      Please explain how this rider operates in greater detail.

e.      Please explain how this rider affects other benefits under the contract.  If other benefits terminate under this rider, can they be reinstated?

Original Response:  In response to Comments 10 (a-e) we have added the following additional disclosure:

“The Overloan Protection Rider can prevent the policy from lapsing which could result in a taxable event where the policy owner would be deemed to have received income under the Policy upon policy lapse.  The Overloan Protection Rider may be elected if: (a) Indebtedness exceeds the Face Amount, or amounts at least equal to all premiums paid have been withdrawn; (b) the Policy has been inforce at least 15 Policy Years; (c) the younger Insured has attained age 75 (or would have, if deceased) and (d) Indebtedness does not exceed 99.5% of the Account Value after deduction of the transaction charges as of the rider election effective date.

After electing the Overloan Protection Rider: (a) A maximum transaction charge of 7% will be deducted from the Account Value; (b) the Death Benefit Option will be Option A (Level Option), subject to the minimum death benefit provision; (c) if Indebtedness does not exceed the Face Amount, the Face Amount will be decreased to 100.5% of the Account Value; (d) all other Riders will be terminated; (e) any Account Value in the Separate Account will be transferred to the Fixed Account; (f) no Monthly Deductions will be taken; (g) no further transfers will be allowed; (h) no additional premium payments will be accepted; (i) interest charged on Indebtedness will continue to accrue; (j) loan repayments will be accepted; and (k) the termination due to excessive Indebtedness provision in the policy will be suspended.”

Follow-Up Comments: Requirements “(a)” and “(d)” to elect the rider seem to be very high thresholds to meet.  Please confirm supplementally that they are accurate.  If so, please disclose in plain English and under real world circumstances, under what circumstance requirements “a” and “d” can be satisfied.  Please also clarify whether a loan is considered to be a withdrawal for purposes of requirement (a).

Please place condition (e) in the 2nd paragraph (moving assets to the fixed account) in bold.

Please make it clear in the narrative that after electing the Overloan Protection Rider, the Death Benefit is reduced first, then the charge is deducted (as appears to be the case from the example).

Please move the Overloan charge from p. 11 of the fee table to p. 9 as the charge is a transaction charge, not a periodic charge.

Follow-Up Responses: Requirements (a) and (d) are accurate.  We will add the following disclosure to help clarify under what circumstances requirements “a” and “d” would be satisfied:

“Indebtedness can exceed the Face Amount where a policy owner takes out several policy loans or a large policy loan and does not pay back the loan or loan interest. Since loan interest will continue to accrue while the Policy Loan is outstanding, overtime Indebtedness can eventually exceed the Face Amount.  A loan is not considered a withdrawal for purposes of requirement (a).”

We will place condition (e) in the 2nd paragraph (moving assets to the fixed account) in bold.

We will make it clear in the narrative that that after electing the Overloan Protection Rider, the Death Benefit is reduced first, then the charge is deducted.

We are not going to move the Overloan charge from p. 11 of the fee table to p. 9 because the fee table groups all the rider charges together regardless of whether the charge is a transaction charge or a periodic charge.

2nd Follow-Up Comments: Please add disclosure to clarify (d) (“Indebtedness does not exceed 99.5% the Account Value after deduction of the transaction charges as of the rider election effective date”) to demonstrate that the deduction of the transaction charge.  Please move the Overloan charge to page 9. of the fee table as it is a transaction charge.

2nd-Folllow -Up Responses:  We will add the following additional underlined disclosure:

“Indebtedness does not exceed 99.5% (92.5% including the impact of the maximum transaction charge) the Account Value after deduction of the transaction charges as of the rider election effective date (when Indebtedness exceeds 90.0% of the Account (excluding the impact of the transaction charge) we will send you a notification).”

We will move the Overloan Rider charge to page 9. of the fee table.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/Lisa Proch
Lisa Proch
AVP & Senior Counsel